Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

The People’s Republic of China

Via EDGAR

March 29, 2010

Ms. Jennifer Hardy

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010, USA

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed May 20, 2009

File No. 1-12158

Response Letter Filed January 27, 2010

Dear Ms. Hardy,

We refer to your letter dated February 19, 2010 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2008 filed with the Commission on May 20, 2009 (the “2008 20-F”) and our Response Letter filed January 27, 2010 (the “Response Letter”). For your convenience, we have set forth each of your additional comments from your letter dated February 19, 2010 below in italics followed by the Company’s response to each comment.

1. We note in your responses to our prior comments that you state that the volume of crude oil purchased from Iran in 2009 represented no more than .6% of your annual volume of crude oil and that revenue generated from the import of crude oil sourced from Iran is not material to your overall financial performance. We also note your statement that you anticipate that the volume of your purchases of crude oil sourced from Iran, Sudan, Syria and Cuba will continue to be small. Please tell us the percentage of volume that crude oil purchases from Iran, Syria, Sudan and Cuba represented for the last three fiscal years and the amount of revenue generated from the import of crude oil sourced from Iran, Syria, Sudan and Cuba for the last three fiscal years.

We respectfully submit the following supplemental information on the Company’s purchase volumes and purchase expenses of crude oil sourced from Iran and Sudan for the last three fiscal years:

	2007
	Volume (thousand tons)	% of total	Expense (RMB billion)	% of total
Iran	—	—	—	—
Sudan	280.4	3.1	1.055	3.0
Others	8770.0	96.9	33.649	97.0

Total	9,050.4	100	34.704	100

	2008
	Volume (thousand tons)	% of total	Expense (RMB billion)	% of total
Iran	—	—	—	—
Sudan	38.6	0.4	0.196	0.4
Others	9425.8	99.6	48.828	99.6

Total	9,464.4	100	49.024	100

	2009
	Volume (thousand tons)	% of total	Expense (RMB billion)	% of total
Iran	47.9	0.5	0.130	0.5
Sudan	—	—	—	—
Others	8699.2	99.5	25.687	99.5

Total	8,747.1	100	25.817	100

The Company did not import any crude oil sourced from Syria or Cuba in the last three fiscal years. We will disclose information related to purchases of crude oil sourced from these countries in our upcoming 20-F for fiscal year 2009 and in future 20-F filings.

The final products which generate our revenue are derived from a variety of material and labor inputs and processed through various equipment at our production site. It is therefore difficult for us to provide figures on associated revenue generated from oil sourced from Iran, Syria, Cuba and Sudan. However, it would be fair to say that as our purchase volume for such oil is small in comparison to our total purchase volume, affiliated revenue from oil imports sourced from these countries would also be small in comparison to our total revenue.

2. We note your response to comment 2 of our letter dated December 29, 2009. With a view toward disclosure, please discuss further the potential for reputational harm from the apparent activity of related entities in countries identified by the U.S. government as state sponsors of terrorism, including purchases of crude oil from Iran and Sudan by Sinopec Corp. and extensive operations in Iran, Syria, Cuba and Sudan by Sinopec Group. In this regard, we point again to various news articles specifically identifying Sinopec Shanghai Petrochemical as a target for divestment. These include articles that identify several institutional investors that have divested your stock because of Sinopec activity in Sudan.

We acknowledge that certain news articles have identified investors that may have divested our stock, or may not wish to invest in our stock, because of apparent activity of our related entities in certain countries. We acknowledge that we are affiliated with Sinopec Corp. and Sinopec Group, both of which have been identified in the news media as potentially engaging in operations in or purchasing crude oil sourced from countries identified by the U.S. government as state sponsors of terrorism such as Iran, Syria, Cuba and Sudan. We do not conduct any material operations in, nor do we purchase any material volume of crude oil from these countries. Further, we have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities they may have related to Iran, Syria, Sudan or Cuba. Nevertheless, certain articles in the press have identified institutional investors that may have divested, or intend to divest or otherwise not invest in, our stock because of the potential operations of our affiliates in such countries. Decisions by such large investors may have the effect of reducing demand for our stock in the market which could negatively affect our stock price.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher Forrester ((852) 2585-0782) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Rong Guangdao
Rong Guangdao, Chairman cc: Sherry Yin/Christopher Forrester — Morrison & Foerster